UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)
ITC Holdings Corp.

(Name of Issuer)
Ordinary Shares

(Title of Class of Securities)
465685105

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐     Rule 13d-1(b)
☑     Rule 13d-1(c)
☐     Rule 13d-1(d)

CUSIP No. 465685105	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS ING Groep N.V. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

The Netherlands

	5	SOLE VOTING POWER

NUMBER OF		2,371,396 1 2

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,371,396 1 2

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,371,396

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.54%

12	TYPE OF REPORTING PERSON

HC
1 352,966 of these shares are held by indirect subsidiaries of ING Groep N.V. in their role as a discretionary manager of client portfolios.
2 5,200 of these shares are held by indirect subsidiaries of ING Groep N.V. in their role as trustee.

CUSIP No. 465685105	13G	Page 3 of 6 Pages
Item 1(a). Name of Issuer:
ITC Holdings Corp.
Item 1(b). Address of Issuer’s Principal Executive Offices:
39500 Orchard Hill Place
Suite 200
Novi, MI 48375
Item 2(a). Name of Person Filing:
ING Groep N.V.
Item 2(b). Address of Principal Business Office or, if None, Residence:
Amstelveenseweg 500
1081 KL Amsterdam
P.O. Box 810
1000 AV Amsterdam
The Netherlands
Item 2(c). Citizenship:
See item 4 on Page 2
Item 2(d). Title of Class of Securities:
Ordinary Shares
Item 2(e). CUSIP Number:
465685105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: (Not Applicable)

(a)	☐	Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) under the Exchange Act;

CUSIP No. 465685105	13G	Page 4 of 6 Pages

(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) under the Exchange Act;

(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G) under the Exchange Act;

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group in accordance with Rule 13d-1(b)(1)(ii)(J) under the Exchange Act.
Item 4. Ownership.
(a) Amount beneficially owned:
See item 9 on Page 2
(b) Percent of class:
See item 11 on Page 2
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
See item 5 on Page 2
(ii) Shared power to vote or to direct the vote:
See item 6 on Page 2
(iii) Sole power to dispose or to direct the disposition of:
See item 7 on Page 2
(iv) Shared power to dispose or to direct the disposition of:
See item 8 on Page 2
Item 5. Ownership of Five Percent or Less of a Class.
Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another

CUSIP No. 465685105	13G	Page 5 of 6 Pages
Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable
Item 8. Identification and Classification of Members of the Group.
Not Applicable
Item 9. Notice of Dissolution of Group.
Not Applicable
Item 10. Certification.
By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 465685105	13G	Page 6 of 6 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008 (Date)

ING GROEP N.V.

By:
/s/ Eric E. Ribbers

(Signature)

Eric E. Ribbers
Senior Compliance Officer (Name/Title)

/s/ Carl-Eric M. Rasch

(Signature)

Carl-Eric M. Rasch
Head of Compliance, Regulator & Industry Body Liaison Netherlands (Name/Title)